MANAGEMENT DISCUSSION AND ANALYSIS

For the Period Ending

September 30, 2007

Augusta Resource Corporation

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (the “Company”, “Augusta”, “we”, “us”, “our”) should be read in conjunction with the accompanying consolidated financial statements and notes for quarter ended September 30, 2007 and with the audited consolidated financial statements for the year ended December 31, 2006, all of which are available at the SEDAR website at www.sedar.com. This MD&A report is current as at November 1, 2007.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles and presented in Canadian dollars unless otherwise indicated.

Forward-Looking Statements

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results and performance of achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth in the MD&A filed in conjunction with the December 31, 2006 year-end.

Description of Business

We are engaged in the exploration and development of mineral properties located in Pima County, Arizona and White Pine County, Nevada. Our properties are in the exploratory and development stages and are thus non-producing and consequently do not generate any operating income or cash flows from operations. The Company depends on equity and debt capital to finance its activities.

Overview of Performance

Property in Pima County, Arizona

On June 1, 2005, the Company announced that it had entered into an Option Agreement to purchase 100% of the Rosemont Ranch copper deposits in Pima County, Arizona, subject to a 3% Net Smelter Royalty (“NSR”). The property (which includes patented and unpatented claims, fee land and surface grazing rights that in aggregate total approximately 14,880 acres (6,026 hectares) is approximately 50 kilometers southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Freeport-McMorRan Copper & Gold Inc. and ASARCO. The property contains three known potentially open-pit mine-able copper/molybdenum/silver (“Cu-Mo-Ag”) skarn deposits on patented mining claims and on fee lands.

The Option Agreement required the cash payment of US $20,800,000 payable over a three-year period. After making the initial payment of $8,439,226 (US $6,666,666) in June 2005, the Company completed the remaining payments, after a reduction for early payment provisions of approximately $470,000, of $16,114,985 (US $ 13,733,582) on March 31, 2006 and thereby acquired a 100% working interest in the property subject to the 3% NSR.

In August 2006, the Company commenced the feasibility study on Rosemont with M3 Engineering and Technology Corporation of Tucson, Arizona being awarded the contract after a due bid and selection process. To lead the project internally, the Company appointed Mr. Lance Newman as VP, Metallurgical Operations and Mr. Mark Stevens as Chief Project Geologist. Both Mr. Newman and Mr. Stevens are seasoned members of the team with proven track records in project development and operations.

The Company delivered the 2007 Rosemont Deposit Mineral Resource Estimate during the first quarter of 2007. The updated resource estimate reports 5.7 billion pounds (“lbs”) of copper (“Cu”) and 157 million lbs of molybdenum (“Mo”) in measured and indicated resources, and 1.5 billion lbs of Cu and 23 million lbs of Mo in inferred resources. The estimate also includes a new silver (“Ag”) resource for the deposit, which quantifies approximately 66.5 million ounces (“oz”) of Ag in measured and indicated resources and 9.3 million oz of Ag in inferred resources.

The updated resource statement comes after completing a 20,000-meter infill drill program at Rosemont in 2006, which was focused on upgrading the sulfide copper-molybdenum resource (543.1 M tons at 0.75% Cu equivalent at a 0.2% Cu cutoff) and quantifying a new silver resource (543.1 M tons at 0.12 Ag oz/ton at a 0.2% Cu cutoff). In addition the Company conducted a re-assay program of historic drilling, which combined with new drilling to quantify a surface oxide copper resource (74.5 M tons at 0.20% Cu equivalent at a 0.1% Cu cutoff).

Water conservation is one of the most important components of the Company’s plan to operate the Rosemont Copper project. As of the end of June 2007, the Company has stored a full two years’ worth of water needed to operate the Rosemont Copper project within the Tucson Active Management Area (“Tucson AMA basin”). By the end of 2007, a total of 15,000 acre feet of water delivered by the Central Arizona Project (“CAP”) is expected to be stored in the Tucson aquifer, bringing the level stored for Rosemont Copper to a three-year operating supply.

On July 12, 2007 the Company formally filed the Mine Plan of Operations (“MPO”) with the United States Forest Service. The detailed plan for Augusta’s Rosemont Copper project includes progressive design, conservation and sustainability initiatives. Once approved, the final Rosemont MPO becomes a binding document that assures the plan’s commitments, including reclamation and closure funding guarantees. Highlights of the plan include:

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Significant Economic Benefits – The Rosemont Copper project will produce more than 220 million pounds of copper per year. Rosemont Copper alone will produce 10 percent of the entire U.S. copper production for 20 years. About 500 high-paying direct jobs, as well as at least 1,000 indirect jobs will be created, adding over $500 million in local payroll over the mine life and $1.4 billion in goods and services, in addition to local, state, and federal tax revenue.

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Water Conservation – The Rosemont design avoids impacts to the Davidson Canyon and Cienega Creek watershed. Central Arizona Project water is already being purchased and stored in advance. Rosemont will add to the local aquifer more water than it will use, leaving a five-percent net water gain in the community. By the end of this year, a supply of water will have been stored sufficient to sustain the operation for three years. In addition, new water conservation and recycling techniques at Rosemont will save 50 to 60 percent of the total water used in traditional mining.

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Concurrent Reclamation – Reclamation will begin within the first year of mine operation and will feature state-of-the-art practices. They include greenhouse studies for optimum revegetation, cattle use to prepare the seedbed for replanting, and construction of perimeter buttresses to stabilize soil and shield visual impact from state highway SH 83. Only a small portion of the final pit configuration will be visible from the highway.

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Community Conservation – At the end of the estimated 20 years of production, Rosemont Copper will leave open space and conservation easements to the community in perpetuity. In addition, the project will endow funds to support local projects for generations to come.

Feasibility Study
On August 28, 2007, the Company announced the Board approved results of the Bankable Feasibility Study (“FS”) as a low cost open pit mine with a sulfide concentrator and SX/EW plant to treat sulfide and oxide mineral reserves.

Highlights of the FS include:

	Commodity Pricing
	Case 1	Case 2	Case 3
	($ millions)	($ millions)	($ millions)
NPV 0%	5,116.6	4,468.1	2,100.6
NPV 5%	2,544.4	2,182.9	996.8
NPV 10%	1,312.2	1,093.4	459.2
IRR	30.2%	27.4%	20.9%
Payback Years	2.9	3.2	3.0

*Note NPV is quoted after taxes and royalties.

Case 1 – 60/40 Weighted Average Pricing: M3 uses weighted average metal prices for NI-43-101 reporting purposes, reflecting 60% on three-year historical prices and 40% on two-year forward market prices. These values are $2.61 per pound (lb) copper (Cu), $31.06/lb molybdenum (Mo), $11.37 per ounce (oz) silver (Ag), and $600.20/oz gold (Au).

Case 2 – 36-Month Historical Pricing: For SEC reporting requirements, 36-month trailing average pricing was used at $2.38/lb Cu, $30.47/lb Mo, $9.85/oz Ag, and $536.66/oz Au.

Case 3 – Long Term Metal Pricing: Long-term metal prices were established using the 24-month forward prices for the first year trending down to long term fixed prices of $1.50/lb Cu, $15.00/lb Mo, and $10.00/oz Ag and $600.00/oz Au over the next four years.

Annual revenue is determined by applying estimated metal prices to the annual payable metal estimated for each operating year. Sales prices have been applied to all life of mine production without escalation or hedging. The financial evaluation presents the determination of the net present value (“NPV”) after tax, payback period (time in years after production commences to recapture the initial capital investment), and the internal rate of return (“IRR”) for the project. Annual cash flow projections were estimated over the life of the mine based on the estimates of capital expenditures, production costs and sales revenue. The sales revenue is based on the production of three commodities: copper, molybdenum and silver. Gold is also present in the copper concentrates in the form of a saleable by-product credit.

The total capital of new construction (includes all direct and indirect costs), for a 75,000 ton per day (“TPD”) open pit mine and sulfide copper concentrator plant with a heap leach SX-EW plant for the treatment of oxide copper mineral reserve, is estimated to be $782.4 million, excluding $15.4 million for spare parts allocated to working capital. All capital costs are estimated to an accuracy of +/- 15%.

Qualified Person
The Feasibility Study and NI 43-101 Technical Report were prepared by an integrated engineering team led by M3 Engineering & Technology Corporation of Tucson, Arizona as the primary author of the Technical Report. The Technical Report was conducted under the overall review of Dr. Conrad Huss, P.E., of M3 Engineering & Technology Corporation of Tucson, Arizona, an independent Qualified Person under the standards set forth under NI 43-101. Augusta also retained WLR Consulting, Inc. (WLRC) of Lakewood, Colorado to estimate the Rosemont mineral resources as a part of a NI 43-101 Technical Report. The mineral resource estimation work was performed by or under the direction of Mr. William L. Rose, P.E., WLRC’s Principal Mining Engineer and an independent Qualified Person under the standards set forth by Canadian National Instrument 43-101.

Permitting
Using the MPO as a basis for permitting, Augusta will now move through the National Environmental Policy Act (“NEPA”) permitting process, whereby the US Forest Service initiates an Environmental Impact Statement and public review process. The company continues to work with local interests to address relevant factual concerns and issues as part of the NEPA process.

Financing
The Company delivered on its corporate objective to secure sufficient funding to cover expenditures through to the expected completion of the project financing, raising $37,519,394 through a non-brokered private placement (the “Placement”) for 10,719,827 common shares at a price of $3.50 per share, representing an approximate $0.90 per share premium. The Placement was 71% (7,600,000) subscribed by Sumitomo Corporation and Sumitomo Corporation of America (“Sumitomo”), and 29% (3,119,827) subscribed by two funds managed by US private investment firm Harbinger Capital Partners (“Harbinger”). The closing of the placement resulted in Sumitomo holding an 8.7% interest and Harbinger holding 19.9% (up from 18.6%) in Augusta.

The Company is committed to advancing the Rosemont project as a cornerstone asset for growth in becoming a mid-tier copper producer within the next four years. The Company continues to look for opportunities to acquire exploration, development and production stage projects, in an effort to position the Company as a major copper producer in the longer term.

To September 30, 2007 expenditures related to the Rosemont mineral property totalled $26,188,998 and deferred development expenditures totalled $25,430,229, of which $3,205,716 was incurred in the third quarter, $3,895,761 during the second quarter and $2,857,073 during the first quarter.

Properties in White Pine County, Nevada

On May 1, 2007, the Company entered into a Letter of Intent (“LOI”) with Ivana Ventures Inc. (“Ivana”) respecting the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties. The consideration for the sale is US $6,500,000 in cash, and warrants exercisable to purchase up to 3,000,000 shares of Ivana for eighteen months after closing at the price of $0.50 per share. The cash portion of the purchase price will be payable in installments over five years, with US $1,500,000 payable on closing and an additional US $1,000,000 payable each 12 months thereafter. The shares of the subsidiaries will be pledged to the Company as its sole recourse for non-payment of any portion of the purchase price. The sale is subject to completion of a definitive sale/purchase agreement and certain regulatory approvals.

As of September 30, 2007, at the Mount Hamilton project, mineral property expenditures totaled $6,801,978 and deferred development expenditures were $411,632 of which $15,386 was incurred during the third quarter, $49,098 during the second quarter and $489 during the first quarter. Total mineral property expenditures on the Shell property were $363,957 and deferred development expenditures were $802,544 of which $8,490 was incurred during the third quarter, $237,573 during the second quarter and $336,036 during the first quarter.

As at September 30, 2007, the Company’s capitalized costs on its mining assets were as follows:

	Mineral Properties Cost		Deferred Development Expenses
	September 30	December 31	September 30	December 31
Mineral Properties and Deferred Development	2007	2006	2007	2006
Rosemont, and Sanrita properties	$26,188,998	$25,017,429	$25,430,229	$15,471,679
Mount Hamilton property	6,801,978	6,801,978	411,632	378,670
Shell, and Monte Cristo properties	363,957	228,292	802,544	188,434
	$33,354,933	$32,047,699	$26,644,405	$16,038,783

Mineral properties:	2007	2006
Balance, beginning of period	$32,047,699	$15,161,604
Acquisition costs	1,307,234	17,157,330
Lone Mountain cost adjustment	-	(24,993)
Write-offs	-	(246,242)
Balance, September 30, 2007 and December 31, 2006	33,354,933	32,047,699

Deferred development:
Balance, beginning of period	16,038,783	3,035,560
Work program expenditures (1)	10,605,622	13,066,531
Write-offs	-	(63,308)
Balance, September 30, 2007 and December 31, 2006	26,644,405	16,038,783

Total Mineral Properties and Deferred Development	$59,999,338	$48,086,482

(1)	Includes geological, engineering and environmental work programs designed to advance the development of the mineral properties.

Results of Operations

Comparison of the nine-month period ending September 30, 2007 and 2006

	Nine Months Ended September 30
	2007	2006	Change

EXPENSES
Salaries,benefits and bonuses	$1,502,008	$1,231,001	$(271,007)
Stock based compensation	1,339,579	1,788,155	448,576
Legal fees	542,257	88,572	(453,685)
Foreign exchange loss (gain)	398,542	(115,821)	(514,363)
Investor relations	251,225	173,966	(77,259)
Travel	242,360	209,804	(32,556)
Filing and regulatory	190,002	188,164	(1,838)
Office and sundry	169,959	100,248	(69,711)
Other expenses	158,231	101,036	(57,195)
Insurance	116,761	80,749	(36,012)
Rent	88,827	89,381	554
Accounting and audit	83,942	96,852	12,910
Consulting and communication	61,470	53,289	(8,181)
Amortization	27,450	7,165	(20,285)
Fiscal and advisory services	24,701	42,658	17,957
Exploration expense	23,486	-	(23,486)
Administration	-	22,500	22,500
Recruitment fees	-	45,124	45,124
Write-off of mining assets	-	309,550	309,550

Loss from operations	(5,220,800)	(4,512,393)	(708,407)
Interest and other income	490,394	497,643	(7,249)
Debt issuance costs	-	(272,796)	272,796
Interest and finance charges	(115,400)	(1,129,280)	1,013,880

NET LOSS	$(4,845,806)	$(5,416,826)	$571,020

The net loss for the period was $4,845,806 ($0.06 loss per share), which was $571,020 lower than the net loss of $5,416,826 ($0.10 loss per share) reported for the period ending September 30, 2006. The change in operations was largely due to higher salaries, benefits and bonuses, legal fees and exchange losses partially offset by an absence of mining property write-down and lower charges for stock based compensation. Reduction in debt contributed to lower interest and financing charges.

Salaries, benefits and bonuses are higher by $271,007 reflecting the higher expense associated with the management team hired in the third quarter of 2006.

Stock based compensation decreased $448,576 during the period as options previously expensed have now fully vested.

During the quarter legal fees increased substantially reflecting the litigation expense associated with the Company defending the property ownership challenged by the ASARCO creditors.

Foreign exchange translation gains due to the strengthening of the Canadian dollar compared to the U.S. dollar were offset at the end of the current period due to an unrealized exchange loss of $536,000 on US dollar marketable investments held at September 30, 2007.

General and administrative expenses increased during the nine-month period in 2007 reflecting the increased corporate and operational activities, additional costs for the TSX and AMEX listings, and the ongoing efforts to increase awareness of the Company with the shareholder/investing community.

The debt issuance costs in 2006 arose on the issuance of the $6,000,000 convertible debenture. The debenture was retired on June 1, 2006.

Interest and finance charges to September 30, 2007 are $115,400 a decrease of $1,013,880 over the $1,129,280 during the nine-months ended September 30, 2006. The principal component of the interest charge is the accretion on the notes payable and convertible debenture, and represents the difference between the face value and carrying value of the notes and is expensed over the term of the note. The lower interest charge in the year reflects the near term maturity of the note payable. The note of US $1,500,000, initially due on April 20, 2007 was extended for two months at an interest rate of 10% ($24,658) and was paid June 19, 2007.

Comparison of the three-months ending September 30, 2007 and 2006

	Three months ending September 30
	2007	2006	Change

EXPENSES
Salaries,benefits and bonuses	$528,389	$339,358	$(189,031)
Stock based compensation	353,128	770,099	416,971
Legal fees	474,934	11,862	(463,072)
Foreign exchange loss (gain)	658,136	(624)	(658,760)
Investor relations	94,922	50,582	(44,340)
Travel	96,189	29,501	(66,688)
Filing and regulatory	99,820	139,228	39,408
Office and sundry	83,835	63,703	(20,132)
Other expenses	91,939	42,046	(49,893)
Insurance	3,383	6,408	3,025
Rent	29,570	34,284	4,714
Accounting and audit	12,710	34,452	21,742
Consulting and communication	11,977	7,878	(4,099)
Amortization	14,021	5,639	(8,382)
Fiscal and advisory services	11,326	2,640	(8,686)
Exploration expense	23,486	-	(23,486)
Administration	-	7,500	7,500
Recruitment fees	-	45,124	45,124

Loss from operations	(2,587,765)	(1,589,680)	(998,085)
Interest and other income	358,203	191,821	166,382
Interest and finance charges	(8,036)	(55,603)	47,567

NET LOSS	$(2,237,598)	$(1,453,462)	$(784,136)

During the three months ended September 30, 2007, the Company incurred a net loss of $2,237,598 ($0.03 loss per share) compared to a net loss of $1,453,462 ($0.02 loss per share) in the third quarter of 2006.

Salaries, benefits and bonuses were higher in the third quarter primarily due to performance bonuses accrued during the period.

Stock based compensation expense reflects the number and fair value of options granted during a given period and the vesting pattern of the underlying stock options that gave rise to the compensation expense resulting in fluctuations in this expense on a quarterly basis.

During the quarter legal fees were $463,072 higher than the prior year period reflecting the litigation expense associated with the Company defending the property ownership challenged by the ASARCO creditors.

The continued strengthening of the Canadian dollar compared to the US dollar resulted in an exchange loss of $658,136 on the translation of our US dollar investments held during the period.

Investor relations and travel costs were significantly higher for the three months ended September 30, 2007 as compared to the same period in 2006. This is due primarily to the increased management activity at the Company’s property in Tucson and the ongoing efforts to increase awareness of the Company with the shareholder/investing community.

Included in Office and sundry are Directors fees of $36,382 covering fees and expenses incurred by the Directors. The Company has not paid Director compensation in the past.

With the completion of the feasibility study, the Company initiated an exploration program continuing the focus on becoming a mid-tier copper producer. During the three-months ended September 30, 2007, the Company incurred $23,486 on exploration expense.

Summary of Quarterly Results

Selected financial information for each of the eight most recently completed quarters, as revised, of fiscal 2007, 2006 and 2005 are as follows, the first quarter 2006 and 2005 quarters have been restated:

			Net loss per
			share basic
	Revenue	Net loss	& diluted
Sep 2007	Nil	$(2,237,598)	$(0.03)
Jun 2007	Nil	$(1,067,324)	$(0.01)
Mar 2007	Nil	$(1,540,884)	$(0.02)
Dec 2006	Nil	$(1,242,765)	$(0.02)
Sep 2006	Nil	$(1,453,462)	$(0.02)
Jun 2006	Nil	$(2,436,883)	$(0.04)
Mar 2006	Nil	$(1,526,481)	$(0.04)
Dec 2005	Nil	$(2,527,247)	$(0.07)

Liquidity

The Company’s mineral exploration and development activities have provided the Company with no sources of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of its business, the results of operations as reflected in the net losses and losses per share do not provide meaningful interpretation of the Company’s performance and valuation.

On June 19, 2007 the Company closed a non-brokered private placement of 10,719,827 common shares at $3.50 per share for gross proceeds of $37,519,934. During the second quarter 5,045,000 warrants were exercised for gross proceeds of $4,549,140.

The Company’s working capital as at September 30, 2007 was $32,115,094 compared with a working capital of $6,760,921 as at December 31, 2006, an increase of $25,354,173. The Company’s cash position as at September 30, 2007 was $32,656,327 compared with $9,686,886 as of December 31, 2006, an increase of $22,969,441.

During the nine-months ending September 30, 2007, expenditures for land for water pumping purposes, capital assets and deferred development on the mineral properties were $14,094,438 and cash used in operations totaled $3,400,055.

On June 19, 2007 the Company repaid the US $1,500,000 ($1,601,850) note payable. The note was initially due on April 20, 2007 and was extended for two months at an interest rate of 10% ($24,658). No additional long-term liabilities have been incurred during the period. The current obligations of the Company are expected to be funded through existing cash.

The following table lists as of September 30, 2007 information with respect to the company’s

	Payments due by period
		Less than 1	1 -3	3 – 5	More than 5
Contractual Obligations	Total	year	years	years	years
Accounts payable and accrued liabilities (1)	$1,089,249	$1,089,249	$-	$-	$-
Notes, advances and other (2)	36,169	23,288	12,881	-	-
Operating Lease Obligations (3)	159,700	24,000	92,600	43,100	-
Total	$1,285,118	$1,136,537	$105,481	$43,100	$-

known contractual obligations.

(1)	Represents accounts payable and accrued liabilities due within the next 12 months.
(2)	Represents amounts owed to various unrelated parties totaling $36,169. These amounts do not bear interest.
(3)

Represents Glendale office rent of US $6,900 per month, under a 36 month lease agreement expiring on June, 2009 and US $2,138 per month for lodging premises in Tucson, expiring between July 30, 2008 September 30, 2008.

Capital Resources

The Company’s primary capital assets are cash and mineral properties, which are discussed in detail in the section, Overview of Performance. The Company has entered into several option agreements, which provide for further acquisitions and exploration expenses to be incurred, however, these are option agreements and the Company is not committed to completing these expenditures.

We will require additional capital to fund our business plan. We have no revenue from operations and do not expect to generate any revenue from operations in the foreseeable future.

With the completion of the private placement, the Company has secured sufficient funding to cover expenditures through to the expected completion of the project financing, subject to negotiations for deposit requirements on long-lead equipment. During the remainder of 2007 the Company anticipates that it will require capital totalling $3.8 million for the following:

i)	exploration expenditures $300,000,
ii)	land acquisition and water related expenditures $350,000,
iii)	detailed engineering work $350,000,
iv)	ongoing engineering, geological and environmental expenditures to advance the Rosemont project post development decision $1,300,000,
v)	ongoing administrative expenses for the Company $750,000,
vi)	legal fees – ASARCO litigation $750,000.

Based on the positive results of the Feasibility Study and the decision to proceed with the development of Rosemont, the Company is embarking on project financing discussions with various financial intermediaries.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. The Company may continue to depend upon equity capital to finance its activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing arrangements for the Company.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Transactions with Related Parties

During the period ending September 30, 2007, the Company incurred expenses of $Nil (2006 - $22,500) for administrative services provided by a company in which a director of the Company has a 25% interest.

At September 30, 2007, $220,405 of accounts receivable (2006 - $26,888) is due from related companies, which share office space, administrative services and certain common directors with the Company. Also, included in accounts receivable is an amount of $62,804 (2006 - $42,043) due from a company in which a director of the Company has a 25% interest. At September 30, 2007, $55,000 (2006 - $76,250) is due to the Vice President Administration of the Company for accrued salaries.

All related party transactions are recorded at fair value.

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

Contingent Liabilities

On August 24, 2007 the Company announced that it was served a complaint by ASARCO LLC (“ASARCO”) in the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, with regard to the Rosemont property. Augusta believes the complaint is without merit.

Augusta acquired the Rosemont property from a group of real estate developers from Tucson in good faith after arm’s-length negotiations. The local real estate developers previously had purchased the property from ASARCO Incorporated.

This complaint was one of hundreds that ASARCO filed against numerous companies in an attempt to overturn various transactions it had entered into prior to declaring bankruptcy. In this complaint, ASARCO primarily alleges that the initial purchasers failed to pay “reasonably equivalent value” for the Rosemont property in 2004, at a time when ASARCO alleges it was “hopelessly insolvent,” and that Augusta later bought the property with knowledge of the voidability of the prior sale. ASARCO filed for bankruptcy in August 2005.

Augusta believes that it has solid grounds to defeat any ASARCO challenge to its ownership, and it is defending the matter vigorously. The suit should have no impact on current plans for operations of the Rosemont Copper project. The permitting process, mine site work, and design initiatives will continue on schedule.

Changes in Accounting Policies including Initial Adoption

The Canadian Institute of Chartered Accountants (“CICA”) has issued the following new Handbook Sections, which were effective for interim periods beginning on or after October 1, 2006:

i)

Section 3855, “Financial Instruments – Recognition and Measurement”, describes the standards for recognizing and measuring financial assets, financial liabilities and non- financial derivatives. All financial assets, except for those classified as held-to- maturity, loans and receivables, and derivative financial instruments are measured at their fair values. All financial liabilities are measured at their fair values when they are classified as held for trading purposes. Otherwise, they are measured at their carrying value. The Company’s financial instruments’ carrying value approximate fair values due primarily to their immediate or short-term maturity.

ii)

Section 1530, “Comprehensive Income”, and Section 3251, “Equity”. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. Section 3251, ‘Equity”, replaces Section 3250, “Surplus”, and establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section1530, “Comprehensive Income.” Section 1530 – Comprehensive Income, does not apply to the Company at this time.

Financial Instruments and Other Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, notes and advances and convertible debenture as reflected in the balance sheet approximate their fair values. The company has no significant concentrations of credit risk.

Share Capital information

As at the date of this report the Company had an unlimited number of common shares authorized for issuance, with 88,583,061 issued and outstanding. The Company had 5,742,000 outstanding stock options with 2,746,998 vested and available for exercise. The Company also had 12,997,600 in outstanding warrants available to be exercised. From September 30, 2007 to the date of this report no options were exercised.